Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 9 DATED NOVEMBER 8, 2022

TO THE PROSPECTUS DATED MARCH 17, 2022

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated March 17, 2022, Supplement No. 1 dated April 7, 2022, Supplement No. 2 dated April 13, 2022, Supplement No. 3 dated May 3, 2022, Supplement No. 4 dated May 20, 2022, Supplement No. 5 dated June 1, 2022, Supplement No. 6 dated August 12, 2022, Supplement No. 7 dated September 22, 2022, and Supplement No. 8 dated October 24, 2022. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•
the status of our public offering;
•
an update to the “Management Compensation” section of our prospectus;
•
an update to the “Plan of Distribution” section of our prospectus; and
•
an update to the description of the dealer manager servicing fee.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $100.7 million in Class P shares, or approximately 10.6 million Class P shares. On March 17, 2022, our public offering was declared effective. As of November 3, 2022, we had sold approximately 1.5 million Class A shares, 2.5 million Class T shares, and 0.2 million Class W shares for gross offering proceeds of approximately $42.0 million in our public offering. As of November 3, 2022, approximately $1.0 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Update to “Management Compensation”

Footnote 4 to the table in the “Management Compensation” section of our prospectus is hereby replaced with the following:

(4) We and/or our sponsor shall reimburse or pay directly to our dealer manager or participating dealers for certain offering expenses, including but not limited to payment of (i) dealer manager support in the amount of 1.5% of the gross offering proceeds of the Class W shares sold in the primary offering for payment of wholesaler commissions and other wholesaler expenses associated with the sales of the Class W shares, (ii) expenses associated with attendance at broker-dealer conferences, and (iii) a monthly product placement retainer. In the aggregate, underwriting compensation from all sources, including upfront sales commissions, dealer manager fees, stockholder servicing fees, dealer manager servicing fees and other underwriting compensation, will not exceed 10% of the gross proceeds from our primary offering.

Update to “Plan of Distribution”

Footnote 5 to the table in the “Plan of Distribution – Underwriting Compensation and Organization and Offering Expenses” section of our prospectus is hereby replaced with the following:

(5) For purposes of this table, we have assumed no waived dealer manager fees as discussed elsewhere in this “Plan of Distribution” section. We will not pay a dealer manager fee for sales of Class W shares or shares purchased pursuant to our distribution reinvestment plan. We will pay a dealer manager fee in the amount of 3% of the gross proceeds of the Class A and Class T shares sold to the public. We expect the marketing fee re-allowance to be approximately 1%, which is included in the 3% dealer manager fee. We and/or our sponsor shall reimburse or pay directly to our dealer manager or participating dealers for certain offering expenses, including but not limited to payment of (i) dealer manager support in the amount of 1.5% of the gross offering proceeds of the Class W shares sold in the primary offering for payment of wholesaler commissions and other wholesaler expenses associated with the sales of the Class W shares, (ii) expenses associated with attendance at broker-dealer conferences, and (iii) a monthly product placement retainer.

Dealer Manager Servicing Fee

The disclosure in the “Questions and Answers About this Offering,” “Plan of Distribution – Compensation of Dealer Manager and Participating Broker-Dealers,” and “Plan of Distribution – Underwriting Compensation and Organization and Offering Expenses” related to the cessation of the dealer manager servicing fee is hereby revised as follows:

We will pay our dealer manager a monthly dealer manager servicing fee for Class W shares sold in our primary offering that will accrue daily in the amount of 1/365th of 0.50% of the purchase price per Class W share sold in our primary offering. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in this offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares and Class W shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our dealer manager commencing after the termination of our primary offering, (iii) the end of the month in which the aggregate underwriting compensation paid in the primary offering with respect to Class W shares, comprised of dealer manager servicing fees and the dealer manager support described elsewhere herein, equals 9% of the gross proceeds from the sale of Class W shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our dealer manager commencing after the termination of our primary offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding.